*** GRAPHON LETTERHEAD ***


November 14, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

   RE:  GraphOn Corporation
        File No. 333-124791

   Attention:     Mark P. Shuman

Dear Mr. Shuman:

GraphOn Corporation (the "Company") acknowledges that:

  o should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Company's registration statement on Form S-1 (File No. 333-124791) effective, it does not foreclose the Commission from taking any action with respect to the filing;

  o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (831) 475-3032 or Joseph H. Schmitt at (212) 768-6983 if you have any further questions or comments.

                                          Sincerely,


                                          /s/ William D. Swain
                                          ------------------------
                                          William D. Swain
                                          Chief Financial Officer